UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____ July 22, 2016 _____

_____ ELINE ENTERTAINMENT GROUP, INC. _____

(Exact name of registrant as specified in its charter)

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
NEVADA	000-30451	88-0429856

Address of principal executive offices)	1820 NE JENSEN BEACH BLVD., SUITE 634 JENSEN BEACH, FL	(Zip Code) 34957

Registrant's telephone number, including area code _____ 267-350-9331 _____

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

On July 22, 2016, V2IP, Inc., a Florida registered foreign corporation (the "Plaintiff") was granted by the Circuit Court of the Tenth Judicial Circuit, In And For Polk County, Florida Civil Division, an Agreed Order Approving Settlement Agreement and Stipulation for Dismissal against Eline Entertainment Group, Inc. (the "Defendant") to settle a collection action against the Defendant. Under the terms of the Settlement Agreement (the "Settlement") Defendant will issue and exchange securities for debt with the Plaintiff. Plaintiff owns bona fide claims ("Claims") against Defendant in the aggregate amount of Four Hundred Ninety Six Thousand Six Hundred Ninety Four Dollars and Zero Cents ($496,694.00). Plaintiff has agreed to the Settlement and believes that it to be sufficiently fair. Defendant's board of directors has considered the Settlement and has resolved that its terms and conditions are fair to, and in the best interest of, Defendant and its stockholders.

The securities of the Defendant shall be issued to the Plaintiff in exchange for the Claims Plaintiff has against Defendant and shall be issued in accordance with the Settlement which is in accordance with Section 3(a)(10) of the Securities Act and Rule 69W-500.014 F.A.C. and shall be freely tradable and unrestricted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Eline Entertainment Group, Inc.

By:/s/   Emmanuel Gyamfi
‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾ ‾

Date July 25, 2016
_____

Name: Emmanuel Gyamfi
_____
President

*Print name and title of the signing officer under his signature.